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July 24, 2013

VIA EDGAR

Stacie Gorman, Esq.

Attorney - Advisor

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Silver Eagle Acquisition Corp. Amendment No. 3 to Registration Statement on Form S-1 Filed July 19, 2013 Amendment No. 4 to Registration Statement on Form S-1 Filed July 23, 2013 File No. 333-189498

Dear Ms. Gorman:

On behalf of Silver Eagle Acquisition Corp. (the “Company”), we submit the Company’s responses to the telephonic comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) given on July 23, 2013 and July 24, 2013 relating to Amendment No. 3 and Amendment No. 4 to the Company’s Registration Statement on Form S-1, filed with the Commission on July 19, 2013 and July 23, 2013, respectively.

The Company is concurrently filing with the Commission via EDGAR Amendment No. 5 to the Registration Statement on Form S-1/A (the “Form S-1”), which reflects the Company’s responses to the comments received by the Staff. For your convenience, the Company is also delivering via hand delivery a hard copy of this letter together with a courtesy copy of the Form S-1 marked to show changes from Amendment No. 4 to the Form S-1.

1. With respect to the Staff’s telephonic comment to clarify the amount of proceeds from the public offering and sale of private placement warrants that will not be held in trust, please see the revisions to the cover page of the prospectus and pages 14 and 56 in the Form S-1.  The Company believes that these changes address the Staff’s request that the Company clarify that of the gross proceeds to be received by the Company in the public offering and the sale of private placement warrants, $7.5 million will be used to pay expenses in connection with the closing of the initial public offering and for working capital of the Company after the offering.

2. In response to the Staff’s telephonic comment to revise the paragraph under the caption “Compensation Committee Interlocks and Insider Participation” to address the interlock between Mr. Sloan and Mr. Del vis-a-vis ZeniMax Media Inc., please see the revisions to page 101 in the Form S-1.

United States Securities and Exchange Commission

July 24, 2013

3. In response the Staff’s telephonic comment to file an executed copy of the Amended and Restated Certificate of Incorporation of the Company (the “Certificate”) as Exhibit 3.3 to the registration statement, the Company respectfully advises the Staff that the Certificate will be executed simultaneously with the pricing of the Company’s initial public offering and therefore a final, executed Certificate will not be available for filing prior to effectiveness of the Registration Statement.  The Company further respectfully advises the Staff that Item 601(b)(3)(i) of Regulation S-K provides that “[w]here it is impracticable for the registrant to file a charter amendment authorizing new securities with the appropriate state authority prior to the effective date of the registration statement registering such securities, the registrant may file as an exhibit to the registration statement the form of amendment to be filed with the state authority. In such a case, if material changes are made after the copy is filed, the registrant must also file the changed copy.”  It is impracticable to file the executed Certificate prior to effectiveness of the registration statement because execution of the Certificate is predicated on the pricing of the Company’s initial public offering, and execution of the Certificate would subject the Company to restrictions applicable to its status as a special purpose acquisition company prior to the sale of the Company’s units to public investors.  The Company will file the final, executed Certificate as an exhibit to a Current Report on Form 8-K promptly following the consummation of the offering in accordance with SEC rules and regulations.

4. In response to the Staff’s telephonic comment regarding the binding effect of the Letter Agreement filed as Exhibit 10.2(a), the Company respectfully advises the Staff that Letter Agreement will be executed by the Sponsor and its Members (as indicated by the signature blocks at the end of the agreement) and addressed to the Company, which will countersign the Letter Agreement (as indicated at the end of the agreement).  Among the expressions of a binding contract within the Letter Agreement is the “inducement” language in the second paragraph of the Letter Agreement, which states: “In order to induce the Company and the Underwriters to enter into the Underwriting Agreement and to proceed with the Public Offering and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Global Eagle Acquisition LLC (the “Sponsor”) and each of the members of Global Eagle Acquisition LLC (each, a “Member” and collectively, the “Members”) and Dennis A. Miller (together with the Members, the “Founders”) hereby agrees with the Company as follows…”.  Additionally, Section 13 of the Letter Agreement expressly provides that “This Letter Agreement shall be binding on the Sponsor, each of the Members and each of their respective successors, heirs, personal representatives and assigns.”  Accordingly, the Company and its counsel are of the view that upon the execution by the Sponsor of the Letter Agreement, and assuming the due authorization, execution and delivery of the Letter Agreement by all other parties, the Letter Agreement will be a binding contractual obligation of the Sponsor.

5. In response to the Staff’s telephonic comment, the Company has revised the Capitalization table on page 62 in the Form S-1 to correct a typographical error in the row for “Common stock subject to redemption” to show the “As Adjusted” amount to be $285,269,990.

United States Securities and Exchange Commission

July 24, 2013

Please contact me at 212-547-5336 if you have any questions or require any additional information in connection with this letter or the Form S-1.

Sincerely,

/s/ Joel L. Rubinstein

Joel L. Rubinstein

cc:	James A. Graf, Chief Financial Officer
Kevin Woody, Branch Chief
Beth Frohlichstein, Attorney-Advisor
Jennifer Monick, Senior Staff Accountant